UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Alpha Metallurgical Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

020764106

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 29th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

PERCY ROCKDALE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		751,855*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

751,855*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

751,855*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

* Including 1,000 shares of Common Stock issuable upon the exercise of certain warrants.

2

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

RIO ROYAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

MG CAPITAL MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,974*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,974*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,974*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Including 85 shares of Common Stock issuable upon the exercise of certain warrants.

4

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

MICHAEL GORZYNSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		SOLE VOTING POWER
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,296*
PERSON WITH	9	SOLE DISPOSITIVE POWER

SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

1,103,296*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,296*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

* Including 1,085 shares of Common Stock issuable upon the exercise of certain warrants.

5

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL INSURANCE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		332,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

332,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL LTC, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		332,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

332,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL INSURANCE GROUP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		332,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

332,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		332,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

332,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 020764106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $0.01 par value (the “Common Stock” or “Shares”), of Alpha Metallurgical Resources, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 340 Martin Luther King Jr. Blvd., Bristol, Tennessee 37620.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Statement on Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”):

(i) Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”);

(ii) Rio Royal LLC, a Michigan limited liability company (“Rio Royal”);

(iii) MG Capital Management, Ltd., a Cayman Islands company limited by shares (“MG Capital Management”, and, together with Percy Rockdale and Rio Royal, the “MG Reporting Persons”);

(iv) Michael Gorzynski, a natural person, (“Mr. Gorzynski”);

(v) Continental General Insurance Company, a Texas domiciled life and health insurance company (“CGIC”);

(vi) Continental LTC, Inc., a Delaware corporation (“CLTC”);

(vii) Continental Insurance Group, Ltd., a Delaware corporation (“CIG”); and

(viii) Continental General Holdings LLC, a Michigan limited liability company (“CGH” and together with CGIC, CLTC and CIG, the “Continental Reporting Persons”).

(b) The principal business address for each of Percy Rockdale, Rio Royal and Mr. Gorzynski is 595 Madison Avenue, 29th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Campbells LLP, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. The principal business address for each of CGIC, CLTC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.

(c) Percy Rockdale, Rio Royal, MG Capital Management and CGIC each hold shares of Common Stock and/or warrants, as applicable, of the Issuer that are the subject of this statement. The principal business of each of Percy Rockdale and Rio Royal is to invest in securities. The principal business of MG Capital Management is to serve as an investment holding company. The principal business of CGIC is to serve as a licensed life, accident and health insurer that administers closed insurance blocks. The principal business of CLTC is to serve as the sole owner of CGIC and to provide services and insurance policy administration on behalf of CGIC. The principal business of CIG is to serve as sole owner of CLTC and the indirect parent operating company of CGIC, by servicing closed blocks of long-term care, life, annuity, and other accident and health insurance policies. The principal business of CGH is to serve as an investment holding company and sole owner of CIG. Mr. Gorzynski’s principal occupation is investing, and directing the investment of, assets, including by serving as the sole Manager of Percy Rockdale, the sole Director of MG Capital Management and as a manager and Executive Chairman of CGH.

10

CUSIP No. 020764106

As a result of the foregoing relationships, (i) MG Capital Management may be deemed to beneficially own the Shares held by Rio Royal, (ii) each of CLTC, CIG and CGH may be deemed to beneficially own the Shares beneficially owned by CGIC and (iii) Mr. Gorzynski may be deemed to beneficially own the Shares held by each of Percy Rockdale, Rio Royal, MG Capital Management and CGIC.

Information regarding the directors, officers and/or control persons of CGIC, CLTC and CIG is set forth on Schedule A attached hereto.

(d) – (e) During the last five years, none of the Reporting Persons nor any of the persons listed in Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Percy Rockdale, Rio Royal and CGH are each Michigan limited liability companies. MG Capital Management is a Cayman Islands company limited by shares. CGIC is a Texas domiciled life and health insurance company. CLTC and CIG are each Delaware corporations. Mr. Gorzynski is a citizen of the United States of America and Poland.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares held by the Reporting Persons to which this Statement relates were purchased on behalf of such Reporting Persons using the investment capital of the respective Reporting Persons.1 The aggregate amount of funds used for the purchase of the securities held by the Reporting Persons reported herein was approximately $5,549,749.51, excluding commissions. 1,674 of the Shares held directly by MG Capital Management were received on account of certain bonds issued by a predecessor of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate percentage of shares of Common Stock for the MG Reporting Persons and Mr. Gorzynski reported herein is based upon 18,391,127 shares of Common Stock, which reflects the sum of (i) 18,390,042 shares of Common Stock outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2021, plus (ii) 1,085 shares of Common Stock issuable upon the exercise of certain warrants beneficially owned by the MG Reporting persons, as described below. The aggregate percentage of shares of Common Stock for the Continental Reporting Persons reported herein is based upon 18,390,042 shares of Common Stock outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2021.

1 Except for certain internal transfers as described on Schedule 1 attached hereto.

11

CUSIP No. 020764106

As of the date hereof, Percy Rockdale beneficially owned 751,855 Shares (including 1,000 Shares issuable upon the exercise of certain warrants), constituting approximately 4.1% of the Shares outstanding. As of the date hereof, Rio Royal beneficially owned 17,300 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof and by virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to beneficially own 18,974 Shares, consisting of (i) 1,674 Shares held directly (including 85 Shares issuable upon the exercise of certain warrants) and (ii) the 17,300 Shares beneficially owned by Rio Royal, constituting less than 1% of the Shares outstanding. By virtue of his relationships with Percy Rockdale, Rio Royal and MG Capital Management, as discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares beneficially owned by each of Percy Rockdale, Rio Royal and MG Capital Management. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale. Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal. MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock and warrants directly held by MG Capital Management.

As of the date hereof, CGIC may be deemed to beneficially own 328,129 Shares constituting approximately 1.8% of the Shares outstanding. By virtue of its relationship with CGIC discussed in further detail in Item 2, CLTC may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CLTC discussed in further detail in Item 2, CIG may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CIG discussed in further detail in Item 2, CGH may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of his relationship with CGH discussed in further detail in Item 2, Mr. Gorzynski may be deemed the beneficial owner of the Shares beneficially owned by CGIC. CGH, CIG, CLTC, CGIC and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by CGIC.

(c) Except as set forth on Schedule B hereto, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days.

As of the date hereof, the Reporting Persons beneficially owns an aggregate of 1,103,296 Shares, constituting approximately 6.0% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

12

CUSIP No. 020764106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to add the following:

The Reporting Persons have entered into a joint filing agreement, dated as of July 27, 2021, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The terms and conditions of (i) the warrants to purchase 85 Shares held in the aggregate by MG Capital Management and (ii) the warrants to purchase 1,000 Shares held in the aggregate by Percy Rockdale, are as set forth in the Form of Series A Warrant, included as Exhibit A to the Warrant Agreement attached as Exhibit 99.2 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement.
99.2	Form of Warrant, as attached as Exhibit A to the Warrant Agreement by and between Contura Energy, Inc., ComputerShare Inc. and ComputerShare Trust Company, N.A, dated as of July 26, 2016 (incorporated by reference to Exhibit 10.29 of the Issuer’s Registration Statement on Form S-4 filed on August 21, 2018).

13

CUSIP No. 020764106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2021

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

Rio Royal LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

/s/ Michael Gorzynski
Michael Gorzynski

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

Continental LTC, Inc.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

14

CUSIP No. 020764106

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

15

CUSIP No. 020764106

Schedule A

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental General Insurance Company:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski	Chairman of the Board, Professional Investor	595 Madison Ave., 29th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
David Ramsey	Director, President & Chief Executive	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Jose Daniel Saenz	Director, Insurance Regulatory Consultant	1524 N. Sugar Rd. Edinburg, TX 78541	United States of America
Travis Simpson	Senior Vice President and Chief Operating Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Thomas Pyle	Senior Vice President, Chief Actuary & Chief Risk Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Janet K. Ward	Senior Vice President, Chief Financial Officer & Treasurer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental LTC Inc.:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski, Chairman	Chairman of the Board, President, Professional Investor	595 Madison Ave., 29th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
Elizabeth Lovaas	Secretary, Associate Vice President and Compliance Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

CUSIP No. 020764106

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental Insurance Group Ltd.:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski, Chairman	Chairman of the Board, President, Professional Investor	595 Madison Ave., 29th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
Elizabeth Lovaas	Secretary, Associate Vice President and Compliance Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

CUSIP No. 020764106

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

Percy rockdale LLC

07/23/2021	Common Stock	(292,512)	$23.8600[1]

continental general holdings llc

07/23/2021	Common Stock	292,512	23.8600[2]
07/23/2021	Common Stock	(292,512)	23.8600[3]

Continental General Insurance Company

07/22/2021	Common Stock	25,000	23.7337
07/23/2021	Common Stock	10,617	23.7154
07/23/2021	Common Stock	292,512	23.8600[4]
07/27/2021	Common Stock	4,338	22.9352

1 Represents an internal transfer of Shares to Continental General Holdings LLC.

2 Represents an internal transfer of Shares from Percy Rockdale LLC.

3 Represents an internal transfer of Shares to Continental General Insurance Company.

4 Represents an internal transfer of Shares from Continental General Holdings LLC.